UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

HARBINGER GROUP INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

41146A106
(CUSIP Number)

Philip Falcone
450 Park Avenue, 30th Floor
New York, NY 10022
(212) 339-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 41146A106	Page 2 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,945,076
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,945,076
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,945,076
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 20.5% based on 19,286,290 shares outstanding as of July 30, 2010.
14.	Type of Reporting Person: CO

SCHEDULE 13D

CUSIP No.: 41146A106	Page 3 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,945,076
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,945,076
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,945,076
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 20.5% based on 19,286,290 shares outstanding as of July 30, 2010.
14.	Type of Reporting Person: CO

SCHEDULE 13D

CUSIP No.: 41146A106	Page 4 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,688,298
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,688,298
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,688,298
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 13.9% based on 19,286,290 shares outstanding as of July 30, 2010.
14.	Type of Reporting Person: PN

SCHEDULE 13D

CUSIP No.: 41146A106	Page 5 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,688,298
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,688,298
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,688,298
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 13.9% based on 19,286,290 shares outstanding as of July 30, 2010.
14.	Type of Reporting Person: CO

SCHEDULE 13D

CUSIP No.: 41146A106	Page 6 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GLOBAL OPPORTUNITIES BREAKAWAY LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,316,687
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,316,687
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,316,687
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 17.2% based on 19,286,290 shares outstanding as of July 30, 2010.
14.	Type of Reporting Person: CO

SCHEDULE 13D

CUSIP No.: 41146A106	Page 7 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,316,687
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,316,687
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,316,687
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 17.2% based on 19,286,290 shares outstanding as of July 30, 2010.
14.	Type of Reporting Person: PN

SCHEDULE 13D

CUSIP No.: 41146A106	Page 8 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,316,687
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,316,687
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,316,687
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 17.2% based on 19,286,290 shares outstanding as of July 30, 2010.
14.	Type of Reporting Person: CO

SCHEDULE 13D

CUSIP No.: 41146A106	Page 9 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,633,374
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,633,374
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,633,374
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.4% based on 19,286,290 shares outstanding as of July 30, 2010.
14.	Type of Reporting Person: CO

SCHEDULE 13D

CUSIP No.: 41146A106	Page 10 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PHILIP FALCONE
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,950,061
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,950,061
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,950,061
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 51.6% based on 19,286,290 shares outstanding as of July 30, 2010.
14.	Type of Reporting Person: IN

SCHEDULE 13D

CUSIP No.: 41146A106	Page 11 of 15 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D  is hereby amended by adding the following to the end thereof:

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on June 19, 2009, as amended by Amendment No. 1, filed on July 13, 2009, Amendment No. 2, filed on November 4, 2009, and Amendment No. 3, filed on August 17, 2010 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Shares”), of Harbinger Group Inc., whose principal executive offices are located at 450 Park Avenue, 27th Floor, New York, New York 10022.

Item 2.	Identity and Background

No material change.

Item 3.	Source and Amount of Funds or Other Consideration

No material change.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D  is hereby amended by adding the following to the end thereof:

Exchange Agreement.

On September 10, 2010, the Master Fund, the Special Fund and the Breakaway Fund (collectively, the “Harbinger Parties”) and Harbinger Group, Inc. (“HGI”) entered into a Contribution and Exchange Agreement (the “Exchange Agreement”), pursuant to which, HGI agreed to issue an aggregate of 119,909,830 Shares to the Harbinger Parties in exchange for an aggregate of 27,756,905 shares of common stock (the “Contributed Shares”), par value $0.01 per share (the “SBH Shares”), of Spectrum Brands Holdings, Inc., a Delaware corporation (“SB Holdings”), or approximately 54.4% of the outstanding SBH Shares (approximately 54.1% of the SBH Shares on a fully diluted basis) (such transaction, the “Spectrum Brands Transfer”). The exchange ratio of 4.32 to 1.00 was based on the respective volume weighted average trading prices of the Shares ($6.33) and the SBH Shares ($27.36) on the New York Stock Exchange (the “NYSE”) for the 30 trading days from and including July 2, 2010 to and including August 13, 2010, the day HGI received the Harbinger Parties’ proposal for the Spectrum Brands Transfer.

The consummation of the Spectrum Brands Transfer will result in the following: (i) the Harbinger Parties will together own approximately 93.3% of the outstanding Shares; (ii) SB Holdings will become HGI’s majority-owned subsidiary and SB Holdings’ results will be consolidated with HGI’s results in HGI’s financial statements; (iii) HGI will own approximately 54.4% of the outstanding SBH Shares, or 54.1% of the SBH Shares calculated on a fully diluted basis; (iv) the Master Fund will directly own approximately 12.7% of the SBH Shares outstanding and on a fully diluted basis; and (v) the remaining approximately 32.9% of the outstanding SBH Shares, or approximately 32.7% of the SBH Shares calculated on fully diluted basis, will continue to be owned by stockholders of SB Holdings who are not affiliated with the Harbinger Parties.  The SBH Shares will continue to be traded on the NYSE under the symbol “SPB” following the consummation of the Spectrum Brands Transfer.  Pursuant to the terms of the Exchange Agreement  the Harbinger Parties may contribute SBH Shares in excess of the Contributed Shares to HGI prior to the closing of the Spectrum Brands Transfer at the same exchange ratio described above.

On September 10, 2010, a special committee of HGI’s board of directors approved the Exchange Agreement and the transactions contemplated thereby, and recommended that HGI’s stockholders approve the issuance of the Shares pursuant to the Exchange Agreement.  On September 10, 2010, the Harbinger Parties, who held a majority of the Shares on that date, approved the issuance of the Shares pursuant to the Exchange Agreement by written consent in lieu of a meeting pursuant to Section 228 of the General Corporation Law of the State of Delaware.

The Spectrum Brands Transfer is subject to the following closing conditions, in addition to other customary closing conditions:

•	approval of the issuance of the Shares to the Harbinger Parties under the Exchange Agreement by the holders of a majority of the outstanding Shares (this condition has been satisfied);

•
the filing of an information statement with the Securities and Exchange Commission (the “SEC”) and the mailing of the information statement to HGI’s stockholders at least 20 calendar days prior to the consummation of the Spectrum Brands Transfer;

•	approval for the listing on the NYSE of the Shares to be issued under the Exchange Agreement;

•	the Contributed Shares represent at least 52.0% of the outstanding SBH Shares as of the closing date of the Spectrum Brands Transfer calculated on a fully diluted basis;

•	each Harbinger Party’s delivery of a certificate to HGI with respect to the tax treatment of the Spectrum Brands Transfer applicable to the Harbinger Parties;

•	the Harbinger Parties’ delivery to HGI of a certain lock-up letter with respect to the SBH Shares not contributed to HGI pursuant to the Exchange Agreement; and

•
the Registration Rights Agreement (as defined below) executed by the Harbinger Parties and HGI with respect to the Shares, and the Stockholder Agreement, as joined by HGI (as described below) with respect to the SBH Shares, remaining in full force and effect.

The Exchange Agreement also contains a number of customary representations and warranties of the parties, including, among others, corporate organization, capitalization, corporate authority and absence of conflicts, third party and governmental consents and approvals, SEC reports, regulatory matters and financial statements, absence of certain changes, accredited investor status, ownership of the Contributed Shares, related party transactions and brokers and advisors. The representations and warranties of each party set forth in the Exchange Agreement (i) have been qualified by confidential disclosures made to the other party in connection with the Exchange Agreement, (ii) are qualified in certain circumstances by a materiality standard which may differ from what may be viewed as material by investors, (iii) were made only as of the date of the Exchange Agreement or such other date as is specified in the Exchange Agreement, (iv) in some instances, have been included in the Exchange Agreement for the purpose of allocating risk between the parties rather than establishing matters as facts and (v) were made for the benefit of the parties to the Exchange Agreement only and may not be relied upon by any other person.

Registration Rights Agreement.

In connection with the Spectrum Brands Transfer, HGI and the Harbinger Parties entered into a registration rights agreement, dated as of September 10, 2010, (the “Registration Rights Agreement”) pursuant to which, after the consummation of the Spectrum Brands Transfer, the Harbinger Parties will, among other things and subject to the terms and conditions set forth therein, have certain demand and so-called “piggy back” registration rights with respect to (i) any and all Shares owned after the date hereof by the Harbinger Parties and their permitted transferees (irrespective of when acquired) and any Shares issuable or issued upon exercise, conversion or exchange of HGI’s other securities owned by the Harbinger Parties, and (ii) any of HGI securities issued in respect of the Shares issued or issuable to any of the Harbinger Parties with respect to the securities described in clause (i).

Under the Registration Rights Agreement, after the consummation of the Spectrum Brands Transfer any of the Harbinger Parties may demand that HGI register all or a portion of such Harbinger Party’s Shares for sale under the Securities Act of 1933, as amended, so long as the anticipated aggregate offering price of the securities to be offered is (i) at least $30 million if registration is to be effected pursuant to a registration statement on Form S-1 or any similar “long-form” registration or (ii) at least $5 million if registration is to be effected pursuant to a registration statement on Form S-3 or a similar “short-form” registration.  Under the agreement, HGI is not obligated to effect more than three such “long-form” registrations in the aggregate for all of the Harbinger Parties.

The Registration Rights Agreement also provides that if HGI decides to register any Shares for its own account or the account of a stockholder other than the Harbinger Parties (subject to certain exceptions set forth in the agreement), the Harbinger Parties may require HGI to include all or a portion of their Shares in the registration and, to the extent the registration is in connection with an underwritten public offering, to have such Shares included in the offering.

Press Release.

On September 13, 2010, HGI and Harbinger Capital Partners LLC, an affiliate of the Harbinger Parties, issued a joint press release (the "Press Release") announcing that HGI and the Harbinger Parties had entered into the Exchange Agreement.

The foregoing descriptions of the Exchange Agreement and Registration Rights Agreement do not purport to be a complete description of the terms thereof and are qualified in their entirety by reference to the full texts of each document.  Copies of the Press Release, the Exchange Agreement, and the Registration Rights Agreement are included as Exhibits 99.1, 2.1, and 10.2, respectively, to HGI's Form 8-K filed on September 14, 2010 with the SEC, and which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

No material change.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D  is hereby amended by adding the following to the end thereof:

See Item 4.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:                      Joint Filing Agreement

SCHEDULE 13D

CUSIP No.: 41146A106	Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	HARBINGER CAPITAL PARTNERS LLC

By:	HARBINGER HOLDINGS, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	HARBINGER HOLDINGS, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	HARBINGER HOLDINGS, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	HARBINGER HOLDINGS, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

SCHEDULE 13D

CUSIP No.: 41146A106	Page 13 of 15 Pages

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	HARBINGER CAPITAL PARTNERS II LP

By:	HARBINGER CAPITAL PARTNERS II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	HARBINGER CAPITAL PARTNERS II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Name: Philip Falcone

September 15, 2010

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

CUSIP No.: 41146A106	Page 14 of 15 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share of Harbinger Group Inc., dated as of September 15, 2010 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	HARBINGER CAPITAL PARTNERS LLC

By:	HARBINGER HOLDINGS, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	HARBINGER HOLDINGS, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	HARBINGER HOLDINGS, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	HARBINGER HOLDINGS, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

SCHEDULE 13D

CUSIP No.: 41146A106	Page 15 of 15 Pages

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	HARBINGER CAPITAL PARTNERS II LP

By:	HARBINGER CAPITAL PARTNERS II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	HARBINGER CAPITAL PARTNERS II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Name: Philip Falcone

September 15, 2010